UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                            Schedule 13G

                    Under the Securities Exchange Act of 1934
                        (Amendment No.      5         )*


                             ALBERTO-CULVER COMPANY
                                (Name of Issuer)

                 CLASS A COMMON STOCK, $.22 par value per share
                          (Title of Class of Securities)

                                    013068200
                                 (CUSIP Number)


   Check the following box  if a fee is  being paid with the statement  .   (A
   fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

   13G   CUSIP NO.  013068200                           Page   2  of 4  Pages


1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              LEONARD H. LAVIN


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                      (a)
                                                                      (b)


3   SEC USE ONLY



4   CITIZENSHIP OR PLACE OF ORGANIZATION

              United States

NUMBER
OF SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH

                    5   SOLE VOTING POWER
                            2,448,101**

                    6   SHARED VOTING POWER
                            1,403,703**

                    7   SOLE DISPOSITIVE POWER
                            2,448,101**


                    8   SHARED DISPOSITIVE POWER
                             1,403,703**

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,851,804**

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

         Excluded are: 1,532,825 and 1,113,659 Class B shares held by Lavin's spouse directly and as co-trustee of a trust for her benefit, respectively; and 234,764 Class A shares and 477,164 Class B shares held by Lavin's spouse as trustee or co-trustee of trusts for the benefit of their adult children and grandchildren. Lavin disclaims beneficial ownership of such shares.
                                                                          X


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9).

              27.32%**


12   TYPE OF REPORTING PERSON *

              IN

               * SEE INSTRUCTIONS BEFORE FILLING OUT!

  **   Includes  shares of  the Issuer's  Class  B common  stock,
  $.22 par value ("Class B shares"), which are immediately convertible at the holder's option on a share for share basis into shares of Class A common stock.


CUSIP No. 013068200                SCHEDULE 13G             Page 3 of 4


   Item 1(a).  Name of Issuer:               Alberto-Culver Company

   Item 1(b).  Address of Issuer's Principal Executive Office:

                           2525 Armitage Avenue
                           Melrose Park, Illinois  60160

   Item 2(a).  Name of Person Filing:        Leonard H. Lavin ("Lavin")

   Item 2(b).  Address of Principal Business Office or, if None, Residence:

                           2525 Armitage Avenue
                           Melrose Park, Illinois  60160

   Item 2(c).  Citizenship:                  United States citizen

   Item 2(d).  Title of Class of Securities:

               Class  A common  stock,  $.22 par  value  per share
               ("Class A shares")

   Item 2(e).  CUSIP Number:                 013068200

   Item 3.     Not Applicable

   Item 4.     Ownership.

         (a)   Amount Beneficially Owned:    3,851,804 Class A shares<F1>

         (b)   Percentage of Class:          27.32%

         (c)   Number of shares as to
                     which such person has:



          (i)  Sole power to vote:       2,448,101<F2> Class A shares
         (ii)  Shared power to vote:     1,403,703<F3> Class A shares
         (iii) Sole power to dispose:    2,448,101<F2> Class A shares
         (iv)  Shared power to dispose:  1,403,703<F3> Class A shares


   <F1>      Includes  shares   of  Issuer's  Class  B   shares,  which  are
   immediately convertible at the holder's option on a share for share basis into Class A shares.

   <F2>      Does not include:  1,532,825 and 1,113,659 Class B shares  held by Lavin's spouse directly and as co-trustee of a trust for her benefit, respectively; and 234,764 Class A shares and 477,164 Class B shares held by Lavin's spouse as trustee of trusts for the benefit of their adult children and grandchildren. Lavin disclaims beneficial ownership of such shares.

   <F3>      1,113,659 Class B  shares are held as co-trustee with  Carol L.
   Bernick of a grantor annuity trust for the benefit of Lavin; and 278,044 Class A shares and 12,000 Class B shares are held in the name of Lavin Family Foundation, a charitable foundation of which Lavin is the President and a Director.


 CUSIP No. 013068200                SCHEDULE 13G               Page 4 of 4


        In April 1994, 1,100,000 Class B shares were transferred to Lavin as beneficiary of a grantor annuity trust. Lavin thereafter transferred 1,600,000 Class B shares to himself and Carol L. Bernick as co-trustees of a grantor annuity trust for Lavin's benefit. In December 1994, 525,678 and 486,341 Class B shares were transferred to Lavin as beneficiary of two grantor annuity trusts and on January 3, 1995, 327,696 and 664,306 Class B shares were transferred to Lavin as beneficiary of two grantor annuity trusts. Thereafter, on January 3, 1995, Lavin transferred 2,000,000 Class B shares to himself and Carol L. Bernick as co-trustees of a grantor annuity trust for his benefit. Except for the transfer of 2,000,000 Class B shares by Lavin in January 1995, all of the shares and transactions above have previously been or will be reported on the appropriate Schedules 13D.


   Item 5.     Ownership of Five Percent or Less of a Class.

                     Not Applicable.

   Item 6.     Ownership  of  More  than  Five  Percent on  Behalf  of Another
               Person.

                     Not Applicable.

   Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                     Not Applicable.

   Item 8.     Identification and Classification of Members of the Group.

                     Not Applicable.

   Item 9.     Notice of Dissolution of Group.

                     Not Applicable.

   Item 10.    Certification.

                     Not Applicable.


                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



   Date:      February 10, 1995


   Signature:      /S/
               Leonard H. Lavin